UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Garmin Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G37260 10 9

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9

1	Names of Reporting Persons Gary L. Burrell
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization		USA

Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	-0-
	6	Shared Voting Power	28,700,000
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	28,700,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person		28,700,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☒

11	Percent of Class Represented by Amount in Row (9)		14.3%

12	Type of Reporting Person		IN

CUSIP No. G37260 10 9

Item 1(a)   Name of Issuer:  Garmin Ltd.

Item 1(b)   Address of Issuer's Principal Executive Offices: 45 Market Street, Suite #3206B, Gardenia Court, Camana Bay, PO Box 10670, Grand Cayman KY1-1006, Cayman Islands

Item 2(a)   Name of Person Filing:  Gary L. Burrell

Item 2(b)   Address of Principal Business Office or, if none, Residence:  1200 East 151st Street, Olathe, Kansas  66062

Item 2(c)   Citizenship:  USA

Item 2(d)   Title of Class of Securities:  Common Shares

Item 2(e)   CUSIP Number:  G37260 10 9

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. G37260 10 9

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a) Amount beneficially owned:	28,700,000

The 28,700,000 Common Shares reported are held by the Gary L. Burrell Revocable Trust, over which Common Shares the reporting person shares voting and dispositive power with his son, Jonathan Burrell, who is the reporting person’s attorney-in fact.

In addition to the 28,700,000 Common Shares reported, 863,570 Common Shares are held by The Judith M. Burrell Revocable Trust, over which Common Shares the reporting person's spouse and son share voting and dispositive power.  The reporting person does not have any voting or dispositive power with respect to the 863,570 Common Shares held by the Judith M. Burrell Revocable Trust, and disclaims beneficial ownership of these 863,570 Common Shares.

(b) Percent of class:	14.3%

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	-0-

(ii)	shared power to vote or to direct the vote:	28,700,000

(iii)	sole power to dispose or to direct the disposition of:	-0-

(iv)	shared power to dispose or to direct the disposition of:	28,700,000

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.      ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

CUSIP No. G37260 10 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 2, 2010

By:	/s/ Gary L. Burrell
Name:	Gary L. Burrell